UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

Commission file number 001-14540

Deutsche Telekom AG

(Translation of Registrant’s Name into English)

Friedrich-Ebert-Allee 140,
53113 Bonn,
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Press release

Bonn, May 3, 2010

Deutsche Telekom AG presents shareholders the route to a gigabit society

Deutsche Telekom AG reaffirms its stakeholder-oriented policy.

Doubling of revenue planned by 2015 to almost EUR 30 billion with five growth areas.
Proposed dividend of EUR 0.78 per share for 2009.
____________________________________________________________

Deutsche Telekom AG intends to exploit the major future potential of its industry by implementing a new strategy and tapping clearly defined growth areas. This was CEO René Obermann's promise to shareholders at the shareholders’ meeting in Cologne on Monday. Transparency and confidence in collaboration with all interest groups are essential prerequisites for Deutsche Telekom AG’s sustained business success.

"Our results enable us to pursue a policy that gives appropriate consideration to all interest groups," Mr. Obermann emphasized. "For example, our employees benefit from the fact that we have retained over 7,000 internal jobs by pursuing a consistent insourcing strategy. Our creditors are satisfied, as our liquidity has not suffered in spite of the restructuring and the financial crisis. And of course, our shareholders are happy, too, because a strong cash flow is an important basis for an attractive dividend."

Fix – Transform – Innovate
Customers are using increasingly diverse and complex applications on telecommunications networks, fueling unabated and massive growth in the volume of data transmitted every day.
"With our new Fix – Transform – Innovate strategy, we are getting Deutsche Telekom AG in shape for the gigabit society and we are ensuring future evolution.” Mr. Obermann talked about the Board of Management’s efforts to realign the company and he gave a comprehensive insight into the development of the Group from a conventional telecommunications corporation into a "telco plus" – a multi-product Internet company. This progress is aimed at pushing forward and expanding the company's business and driving up revenue from growth areas through investment in intelligent networks and its IT portfolio, Internet and network services.

To this end, five growth areas – mobile Internet, the connected home, proprietary Internet services, systems solutions, and intelligent network solutions for energy, healthcare, media, and the connected car – have been defined. Overall, revenue is to be almost doubled in these areas from EUR 15 billion today to around EUR 29 billion in 2015.

Internationally – where Deutsche Telekom AG generates over half of its revenue – expectations of significant growth are also focused on mobile Internet use, with the North American market to benefit, too. By the end of the year, T-Mobile USA plans to supply over 100 major U.S. cities and their surrounding areas with the high-speed transmission technology HSPA+. "This will make our network the fastest mobile network in key U.S. markets within the next two years," said Mr. Obermann. Despite the current challenges in U.S. business, T-Mobile USA has for the first time moved into the top spot among the highest-earning German companies in the U.S. according to the German-American Chamber of Commerce.

In terms of proprietary Internet services, the international footprint of the Scout Group, which already operates in 13 European countries, is to be expanded further. Furthermore, T-Systems' Systems Solutions arm recently boosted business by winning a major contract in South Africa and is currently in talks with potential corporate customers on specific developments in Brazil.

René Obermann also underscored the commitment in Greece with OTE. The difficult situation in the country at present has not yet had any tangible impact on the company's business development.

Another focus for Deutsche Telekom AG is on reducing greenhouse gas emissions. "Ecologically sound business practice and actions as well as better energy efficiency are important areas of future business for us. And we, in turn, also need to be credible in these areas," said Mr. Obermann. For this reason, Deutsche Telekom AG has introduced measures including a voluntary commitment to limiting the average CO2 emissions of its new fleet of cars to 110 grams per kilometer by 2015, which is ten grams better than the EU target for the automotive industry. Five percent of Deutsche Telekom AG shares are held by investors for whom sustainability is particularly important, the CEO continued. "I would like to significantly increase this proportion by 2012."

Sustainable HR development and dividend
Under the new strategy, the stakeholder-oriented policy is to be maintained over the coming years. In terms of employees, this means around 9,000 new hires are planned for the next few years. At today's shareholders' meeting, the Board of Management and the Supervisory Board are proposing to the shareholders as stakeholders a dividend of EUR 0.78 per share for the 2009 financial year. As in the previous year, the 2009 dividend will be tax-free in Germany.

Deutsche Telekom AG is planning – subject to the approval of the relevant bodies on the respective dividend payment proposals and the right financial preconditions being in place – to pay out EUR 3.4 billion per year over the next three years until 2012. The Group is thus the first DAX-listed company to communicate a dividend strategy for three years in conjunction with a share buy-back also over three years. The Board of Management and Supervisory Board are underscoring their faith in the positive development of Deutsche Telekom AG, in particular future free cash flow and sound balance sheet figures.

What is more, Mr. Obermann emphasized, over the past three years the T-Share – including the dividend – has outperformed the sector, comfortably outperformed the Euro Stoxx 50 and has developed roughly in line with the DAX. "But we are, of course, aiming for a higher rating. This is why we are now taking the next step. We are moving at a rapid pace into the world of Internet technology and high-bit-rate networks, and are expanding our portfolio to include Internet services. We are establishing the basis for new growth."

Deutsche Telekom AG is today presenting its new Data Privacy Report at the shareholders’ meeting. The report is available on the Internet at www.telekom.com.

This press release contains forward-looking statements that reflect the current views of Deutsche Telekom AG management with respect to future events. These also include statements on market potential, statements on finance guidance, as well as on the dividend outlook. They are generally identified by the terms "expect," "anticipate," "believe," "intend," "estimate," "aim for," "goal," "plan," "will," "strive for," "outlook" or similar expressions and often include information that relates to net revenue expectations or targets for adjusted EBITDA, profit or loss, earnings performance, and other indicators, as well as personnel-related measures, and workforce adjustments. Forward-looking statements are based on current plans, estimates, and projections. They should therefore be considered with caution. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom AG's control, including those described in the sections "Forward-Looking Statements" and "Risk Factors" of the Company's Form 20-F annual report filed with the U.S. Securities and Exchange Commission. Among the relevant factors are the progress of Deutsche Telekom AG’s workforce reduction initiative, the restructuring of operating activities in Germany, and the impact of other significant strategic or business initiatives, including acquisitions, dispositions, business combinations, and cost reduction measures. In addition, regulatory decisions, stronger than expected competition, technological change, litigation and regulatory developments, among other factors, may have a material adverse effect on costs and revenue development. Furthermore, changes in the economic and business environments – for example, the current economic slump – in markets where we, our subsidiaries, and affiliates operate, the enduring instability and volatility on the global financial markets, as well as exchange rate and interest rate fluctuations can also adversely affect our business development and the availability of capital at favorable terms. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom AG's actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom AG can offer no assurance that its expectations or targets will be met. Deutsche Telekom AG does not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise. Deutsche Telekom AG does not reconcile its adjusted EBITDA guidance to a GAAP measure because it would require unreasonable effort to do so. As a rule, Deutsche Telekom AG does not predict the net effect of future special factors due to their uncertainty. Special factors and interest, taxes, depreciation and amortization (including impairment losses) can have a significant effect on Deutsche Telekom AG's results.

In addition to figures prepared in accordance with IFRS, Deutsche Telekom AG presents non-GAAP financial performance measures, including EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted EBT, adjusted net profit, free cash flow, gross debt, and net debt. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Non-GAAP financial performance measures are not subject to IFRS or any other generally accepted accounting principles. Other companies may define these terms in different ways. For further information relevant to the interpretation of these terms, please refer to the chapter “Reconciliation of pro forma figures” posted on Deutsche Telekom AG’s website (www.telekom.com) under the link "Investor Relations."

Deutsche Telekom AG
Corporate Communications

Tel.: +49 (0) 228 181-49 49
E-mail: presse@telekom.de

Further information is available for journalists at www.telekom.com/media
http://twitter.com/deutschetelekom

About Deutsche Telekom AG

Deutsche Telekom AG is one of the world’s leading integrated telecommunications companies with over 151 million mobile customers, over 38 million fixed-network lines and more than 15 million broadband lines. The Group provides products and services for the fixed network, mobile communications, the Internet and IPTV for consumers, and ICT solutions for business customers and corporate customers. Deutsche Telekom AG is present in over 50 countries and has around 260,000 employees worldwide. The Group generated revenues of EUR 64.6 billion in the 2009 financial year – almost half of it outside Germany. (As at December 31, 2009)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By: /s/ Dr. Guillaume Maisondieu

Name: Dr. Guillaume Maisondieu
Title: Chief Accounting Officer

Date: May 3, 2010